UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ___________)*

NEXUS TELOCATION SYSTEMS LIMITED
(Name of Issuer)

ORDINARY SHARES
(Title of Class of Securities)

M74919 14 9
(CUSIP Number)

JUNE 27, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)
☒ Rule 13d-1 (c)
☐ Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M74919 14 9

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). M. WERTHEIM (HOLDINGS) LTD.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3	SEC Use Only
4	Citizenship or Place of Organization ISRAEL
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 13,475,731
	6	Shared Voting Power
	7	Sole Dispositive Power 13,475,731
	8	Shared Dispositive Power
9	Aggregate Amount Beneficially Owned by Each Reporting Person 13,475,731
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11	Percent of Class Represented by Amount in Row (9) 7.6%
12	Type of Reporting Person (See Instructions) CO

* See SCHEDULE I attached

Item 1.

(a)	Name of Issuer
NEXUS TELOCATION SYSTEMS LTD.
(b)	Address of Issuer’s Principal Executive Offices
1 KORAZIN ST., GIVATAYIM, ISRAEL

Item 2.

(a)	Name of Person Filing
M. WERTHEIM (HOLDINGS) LTD.
(b)	Address of Principal Business Office or, if none, Residence
35 JABOTINSKY ST., RAMAT- GAN, ISRAEL
(c)	Citizenship
ISRAEL
(d)	Title of Class of Securities
ORDINARY SHARES
(e)	CUSIP Number

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 13,475,731*.
(b) Percent of class: 7.6%.
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 13,475,731.
(ii) Shared power to vote or to direct the vote ______________________.
(iii) Sole power to dispose or to direct the disposition of 13,475,731.
(iv) Shared power to dispose or to direct the disposition of __________.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class if this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Instruction: Dissolution of a group requires a response to this item.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

NOT APPLICABLE

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group.

NOT APPLICABLE

Item 9.	Notice of Dissolution of Group.

NOT APPLICABLE

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* See Schedule I attached.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JULY 8, 2004 Date BY: /S/ GIDON SITERMAN —————————————— GIDON SITERMAN DIRECTOR

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:	Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

*	SCHEDULE I

It should be noted that Nexus Telocation Systems Ltd. (the “Company”) has granted M. Wertheim (Holdings) Ltd. (the “Reporting Person”) a conditional warrant to purchase from the Company up to 5,441,116 Ordinary Shares of the Company, nominal value NIS 0.03, subject to the terms and conditions set forth below, effective as of June 27, 2004. This warrant may be exercised only in the event that the Company does not comply with its obligation to repay certain loans to Bank Hapoalim BM & Bank Hapoalim exercised a guarantee provided by the Reporting Person. Moreover, this warrant shall expire upon and be void as of October 10, 2007, subject to the full repayment of the loans and full release of the guarantees.